SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    -----------------------------------------

                                 SCHEDULE 14D-9
                                 (RULE 14D-101)

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                             (Amendment No. ______)

                         DATA RESEARCH ASSOCIATES, INC.

                    -----------------------------------------
                            (Name of Subject Company)

                         DATA RESEARCH ASSOCIATES, INC.

                    -----------------------------------------
                       (Names of Persons Filing Statement)

                     Common Stock, Par Value $.01 Per Share

                    -----------------------------------------
                         (Title of Class of Securities)


                                   237853 10 6
                    -----------------------------------------
                      (CUSIP Number of Class of Securities)

                              Michael J. Mellinger
                         Data Research Associates, Inc.
                             1276 North Warson Road
                         St. Louis, Missouri 63132-1806
                            Telephone: (314) 432-1100
                            Facsimile: (314) 993-8927

      (Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

                                   Copies to:

                            Robert H. Wexler, Esquire
                         Gallop, Johnson & Neuman, L.C.
                                101 South Hanley
                            St. Louis, Missouri 63105
                            Telephone: (314) 615-1200
                            Facsimile: (314) 615-1219

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

[SIRSI LOGO]                                            [DRA LOGO]


FOR IMMEDIATE RELEASE
---------------------

SIRSI CORPORATION                            DATA REASEARCH ASSOCIATES
Contact:     Vicki Smith                     Contact:     Michael Mellinger
Tel. No.:    (256) 704-7000                  Tel. No.:    (800) 325-0888
Email:       vickis@sirsi.com                Email:       mike@dra.com


                         Data Research Extends Deadline

ST. LOUIS and HUNTSVILLE, Ala., July 13, 2001 - SIRSI Holdings Corp., a privately held company, and Data Research Associates, Inc. (NASDAQ: DRAI) today jointly announced the signing of an amendment to the merger agreement which provides for a subsidiary of SIRSI to purchase all outstanding common stock of Data Research Associates, Inc. (DRA), extending for a period of ten business days the time after which either party may terminate the agreement if the purchaser does not obtain financing letters or commence an offer to purchase. Either party may terminate the agreement if financing letters are not obtained prior to July 27, 2001.


                                  * * * * * * *

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of DRA. A Tender Offer Statement on Schedule TO will be filed by SIRSI and its acquisition subsidiary and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed by DRA with the Securities and Exchange Commission (SEC). You are urged to read the Tender Offer Statement and any other relevant documents to be filed with the SEC. The Tender Offer Statement, the Solicitation/Recommendation Statement on Schedule 14D-9 and other documents filed with the SEC will contain important information that you should consider before making any decision regarding the tender offer and related transactions. You may obtain a free copy of the Tender Offer Statement and other documents filed with the SEC at the SEC's web site at www.sec.gov. The Tender Offer Statement and other documents to be filed with the SEC by SIRSI will be available free of charge from SIRSI by directing a request to SIRSI Corporation, 101 Washington Street, Huntsville AL 35801-4827. In addition, the Solicitation/Recommendation Statement on Schedule 14D-9 and other documents to be filed with the SEC by DRA may be obtained free of charge from DRA by directing a request to Data Research Associates, Inc., 1276 North Warson Road, P.O. Box 8495, St. Louis, MO 63132-1806.

                                  * * * * * * *

This news release contains forward-looking statements and involves known and unknown risks, uncertainties, and other factors. Actual events, circumstances, effects, and results may be materially different from results, performance or achievements expressed or implied by these forward-looking statements. Consequently, the forward-looking statements contained herein should not be regarded as representations by SIRSI or DRA or any other person that the projected outcomes can or will be achieved, including statements about future business operations. Such forward-looking statements involve risks and uncertainties inherent in business forecasts. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially are included in DRA's periodic reports filed with the SEC.

                                   * * * * * *

EDITORS: For information on SIRSI and DRA, visit their respective Web sites - www.sirsi.com and www.dra.com. For additional information on this release, visit SIRSI's press extranet at www.sirsi.com/Press.